UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Infinity Energy Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45663L403

(CUSIP Number)

Thomas J. Press

Amegy Bank National Association

4400 Post Oak Parkway

Houston, Texas 77027

713-232-1761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Amegy Bank National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,591,250 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,591,250 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,591,250 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

(1)	Based on the Reporting Person’s (as defined in this Amendment No. 1 to Schedule 13D) (i) beneficial ownership of 2,000,000 shares of Common Stock (as defined in this Amendment No. 1 to Schedule 13D) pursuant to the Stock Purchase Agreement (as defined in this Amendment No. 1 to Schedule 13D) and (ii) beneficial ownership of 3,591,250 shares of Common Stock pursuant to the Stock Exchange Agreement (as defined in this Amendment No. 1 to Schedule 13D).
(2)	Based on (i) 21,447,980 shares of Common Stock outstanding as of November 5, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, as amended by the Amendment to its Quarterly Report on Form 10-Q/A filed with the SEC on November 6, 2013, and (ii) 3,591,250 shares of Common Stock issued pursuant to the Stock Exchange Agreement, after which the number of shares of Common Stock outstanding was 25,039,230.

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This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to amend the Schedule 13D filed by the Reporting Person (as defined below) on February 22, 2013 (the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Infinity Energy Resources, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is amended and restated in its entirety as follows:

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Infinity Energy Resources, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 11900 College Blvd., Suite 310, Overland Park, KS 66210.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Amegy Bank National Association, a national banking association organized under the laws of the United States of America (the “Reporting Person”).

(b) The principal business of the Reporting Person is to act as a national banking association. In accordance with the provisions of General Instruction C to Schedule 13D, Schedule 1 attached to this Schedule 13D and incorporated herein by reference provides the requested information with respect to (i) each executive officer and director, as applicable, of the Reporting Person; (ii) each person controlling the Reporting Person; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers, controlling persons and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

(c) The address of the principal business and principal office of the Reporting Person is 4400 Post Oak Parkway, Houston, Texas 77027.

(d) The Reporting Person has not, nor has any Schedule 1 Person (to the knowledge of the Reporting Person), during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, nor has any Schedule 1 Person (to the knowledge of the Reporting Person), during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 13, 2012, the Reporting Person acquired 2,000,000 shares of Common Stock from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated February 28, 2012, between the Reporting Person and the Issuer (the “Stock Purchase Agreement”) in conversion, exchange and payment in full of $2,000,000 of indebtedness owed by the Issuer to the Reporting Person.

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On April 13, 2012, the Reporting Person also acquired 130,000 shares of Series A Preferred Stock, $0.0001 par value per share, of the Issuer (the “Series A Preferred Stock”) in a private placement pursuant to the Stock Purchase Agreement in conversion, exchange and payment in full of $13,000,000 of indebtedness owed by the Issuer to the Reporting Person.

On January 1, 2013, the 130,000 shares of Series A Preferred Stock became convertible into 2,000,000 shares of Common Stock and became entitled to vote, on all matters on which the holders of the Issuer’s voting stock have the right to vote, 2,000,000 votes. Pursuant to the Certificate of Designation for the Series A Preferred Stock filed by the Issuer with the Delaware Secretary of State on March 20, 2012 (the “Certificate of Designation”), the Reporting Person had the right to elect one person to the Issuer’s Board of Directors.

On December 13, 2013, the Reporting Person and the Issuer entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”), pursuant to which the Issuer agreed to issue and transfer 3,591,250 shares of Common Stock to the Reporting Person, 3,250,000 of which were in exchange for the 130,000 shares of Series A Preferred Stock then owned by the Reporting Person and 341,250 of which were in lieu of and as settlement for $1,365,000 of accrued and unpaid dividends then owing to the Reporting Person in respect of such Series A Preferred Stock. On December 30, 2013, the Issuer and the Reporting Person consummated the transactions contemplated by the Stock Exchange Agreement.

Item 4. Purpose of Transaction

As described in Item 3, the Reporting Person acquired the Common Stock reported herein in connection with the Stock Purchase Agreement in conversion, exchange and payment in full of indebtedness owed by the Issuer to the Reporting Person and in connection with the Stock Exchange Agreement in exchange for shares of Series A Preferred Stock and as settlement for all accrued and unpaid dividends owed to the Reporting Person in respect of such Series A Preferred Stock. Although the Reporting Person does not have any specific plan or proposal as of the date of this Schedule 13D to purchase or dispose of the Common Stock, the Reporting Person may in the future make additional purchases of the Common Stock or dispose of all or a portion of the Common Stock reported as beneficially owned in this Schedule 13D, either in the open market or in privately negotiated transactions depending on the Reporting Person’s business, prospects, financial condition, the market for the Common Stock, general economic conditions, capital market conditions and other future developments.

The Reporting Person does not have, as of the date of the filing of this Schedule 13D, any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. 45663L403	13D	Page 4 of 10

(j) Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, changes in law and government regulations; general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of the date of the filing of this Schedule 13D, the Reporting Person is the beneficial owner of 5,591,250 shares of Common Stock, which in the aggregate represents approximately 22.3% of the outstanding shares of Common Stock. This percentage amount is calculated based upon (i) 21,447,980 shares of Common Stock outstanding as of November 5, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 5, 2013, as amended by the Amendment to its Quarterly Report on Form 10-Q/A filed with the SEC on November 6, 2013 and (ii) the 3,591,250 shares of Common Stock issued pursuant to the Stock Exchange Agreement, after which the number of shares of Common Stock outstanding was 25,039,230.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, the Reporting Person does not own beneficially, or have any right to acquire, directly or indirectly, any shares of Common Stock.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,591,250 shares of Common Stock.

(c) The Reporting Person has not, nor has any Schedule 1 Person (to the knowledge of the Reporting Person), effected any transactions in the Common Stock during the past 60 days.

(d) To the Reporting Person’s knowledge, no person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock reported hereon.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

The Issuer entered into the Stock Purchase Agreement with the Reporting Person, pursuant to which the Reporting Person acquired (a) 2,000,000 shares of Common Stock and (b) 130,000 shares of Series A Preferred Stock that became convertible, at the option of the Reporting Person, into Common Stock on January 1, 2013, in conversion, exchange, and payment in full of indebtedness owed by the Issuer to the Reporting Person. The foregoing description of the Stock Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit A to this Schedule 13D and incorporated by reference herein.

CUSIP No. 45663L403	13D	Page 5 of 10

Investor Rights Agreement

The Issuer entered into an Investor Rights Agreement, as amended (the “Investor Rights Agreement”), dated April 13, 2013, with the Reporting Person. The Investor Rights Agreement provides that, under certain circumstances, the Issuer is required to register shares of its capital stock held by certain of the Issuer’s shareholders pursuant to the Securities Act of 1933. The Issuer and the Reporting Person amended certain provisions of the Investor Rights Agreement in the Stock Exchange Agreement to provide registration rights with respect to the Common Stock issued pursuant to the Stock Exchange Agreement. The foregoing description of the terms of the Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Certificate of Designation

The Issuer filed a Certificate of Designation with the Secretary of State of the State of Delaware on March 20, 2012 that, among other things, sets forth the preferential and protective provisions of the Series A Preferred Stock. Upon consummation of the transactions contemplated by the Stock Exchange Agreement, the Series A Preferred Stock will no longer be outstanding. The foregoing description of the terms of the Certificate of Designation is intended as a summary only and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Stock Exchange Agreement

The Issuer entered into the Stock Purchase Agreement with the Reporting Person, dated December 13, 2013, pursuant to which the Issuer agreed to issue and transfer 3,591,250 shares of Common Stock to the Reporting Person, 3,250,000 of which were in exchange for the 130,000 shares of Series A Preferred Stock then owned by the Reporting Person and 341,250 of which were in lieu of and as settlement for $1,365,000 of accrued and unpaid dividends then owing to the Reporting Person in respect of such Series A Preferred Stock. The foregoing description of the terms of the Stock Exchange Agreement is intended as a summary only and is qualified in its entirety by reference to the Stock Exchange Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Stock Purchase Agreement, dated as of February 28, 2012, between Amegy Bank National Association and Infinity Energy Resources, Inc. (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit B	Investor Rights Agreement, dated April 13, 2012, between Infinity Energy Resources, Inc. and Amegy Bank National Association (filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit C	Infinity Energy Resources, Inc. Certificate of Designation of Series A Preferred Stock and Series B Preferred Stock (filed as Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit D	Stock Exchange Agreement, dated December 13, 2013, between Infinity Energy Resources, Inc. and Amegy Bank National Association (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 19, 2013)

CUSIP No. 45663L403	13D	Page 6 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2013

AMEGY BANK NATIONAL ASSOCIATION

By:	/s/ Thomas J. Press
Thomas J. Press,
Executive Vice President & General Counsel

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Schedule 1

EXECUTIVE OFFICERS, DIRECTORS, AND CONTROLLING PERSONS

OF

AMEGY BANK NATIONAL ASSOCIATION

The name and present principal address of each executive officer and director of Amegy Bank National Association, each person controlling Amegy Bank National Association, and each executive officer and director of any corporation or other person ultimately in control of Amegy Bank National Association are set forth below. Unless otherwise noted, the business address for each person listed below as an officer or director of Amegy Bank National Association is c/o Amegy Bank National Corporation, 4400 Post Oak Parkway, Houston, Texas 77027, and the business address for each person listed below as an officer or director of Zions Bancorporation is c/o Zions Bancorporation, One South Main Street, 15th Floor, Salt Lake City, Utah 84133-1109. All executive officers, directors, and controlling persons listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Amegy Bank National Association

Directors

Harris H. Simmons	President and Chief Executive Officer Zions Bancorporation

Doyle L. Arnold	Vice Chairman and Chief Financial Officer of Zions Bancorporation

J. David Heaney	Chairman Heaney Rosenthal, Inc.

Scott J. McLean	Chief Executive Officer Amegy Bank NA

Steven D. Stephens	President Amegy Bank NA

Walter E. Johnson	Chairman Amegy Bank NA

Officers

Scott J. McLean	Chief Executive Officer

Steven D. Stephens	President

Walter E. Johnson	Chairman

Lane Ward	Vice-Chairman

David McGee	President – San Antonio Region

Matt Hildreth	Chief Executive Officer – Dallas Region

Kirk Wiginton	President – Dallas Region

Laif Afseth	Executive Vice President, Senior Commercial Lending Manager

Joseph Argue, III	Executive Vice President, Chief Lending Officer

Randall E. Meyer	Executive Vice President, Chief Financial Officer

Robert Ball	Executive Vice President, Private Banking Division Manager

Mary Murray	Executive Vice President, Treasury Management Division Manager

Alicia Blaszak	Executive Vice President, Human Resources Director

Allan Port	Executive Vice President, Senior Counsel

Deborah Gibson	Executive Vice President, Trust Division Manager

Mark Harris	Executive Vice President, Commercial Lending Manager

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Mike Stanberry	Executive Vice President, Chief Credit Officer

Dave Stevenson	Executive Vice President, Senior Commercial Lending Manager

Jill Vaughan	Executive Vice President, Senior Commercial Lending Manager

Suzette W. Jones	Executive Vice President, Manager, Trusts and Investments

Barbara Vilutis	Executive Vice President, Private Client Manager

A. Stephen Kennedy	Executive Vice President, Senior Energy Lending Manager

Marylyn Manis-Hassanein	Executive Vice President, Deposit and Loan Services Manager

Thomas J. Press	Executive Vice President, General Counsel

Chuck Bowman	Executive Vice President, Retail and Business Banking

T.J. Raguso	Executive Vice President, International Banking

George Marshall	Executive Vice President, Real Estate Division Manager

Zions Bancorporation

Directors

Jerry C. Atkin	Chairman and Chief Executive Officer Skywest Airlines, St. George, Utah

R. D. Cash	Retired/Former Chairman, President and Chief Executive Officer Questar Corporation, Lubbock, Texas

Patricia Frobes	Retired/Former Senior Vice President The Irvine Company, Portland, Oregon

J. David Heaney	Chairman Heaney Rosenthal, Inc., Houston, Texas

Roger B. Porter	IBM Professor of Business and Government, Harvard University, Cambridge, Massachusetts

Stephen D. Quinn	Retired/Former Managing Director and General Partner, Goldman Sachs & Co. New Canaan, Connecticut

Harris H. Simmons	Chairman, President and Chief Executive Officer of the Zions Bancorporation and Chairman of the Board of Zions First National Bank, Salt Lake City, Utah

L. E. Simmons	President SCF Partners, LP Houston, Texas

Shelley Thomas Williams	Communications Consultant, Sun Valley, Idaho

Steven C. Wheelwright	President Brigham Young University-Hawaii, Laie, Hawaii

Officers

Harris H. Simmons	Chairman of the Board, President and Chief Executive Officer

Doyle L. Arnold	Vice Chairman and Chief Financial Officer

Bruce K. Alexander	Executive Vice President, Colorado Administration

A. Scott Anderson	Executive Vice President, Utah Administration

David E. Blackford	Executive Vice President, California Administration

Joseph L. Reilly	Executive Vice President, Technology and Operations Systems

Julie Castle	Executive Vice President, Wealth Management

Thomas E. Laursen	Executive Vice President, General Counsel

Keith D. Maio	Executive Vice President, Arizona Administration

Michael Morris	Executive Vice President, Chief Credit Officer

W. David Hemingway	Executive Vice President, Capital Markets & Investments

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Dallas E. Haun	Executive Vice President, Nevada Administration

Dianne R. James	Executive Vice President, Human Resources

Scott J. McLean	Executive Vice President, Texas Administration

Kenneth E. Peterson	Executive Vice President, Credit Administration

Steven D. Stephens	Executive Vice President, Texas Administration

Stanley D. Savage	Executive Vice President, Washington Administration

Edward P. Schreiber	Executive Vice President, Chief Risk Officer

Amegy Bank National Association is 100% owned by Amegy Holding Delaware, a Delaware corporation, at the address of Amegy Holding Delaware c/o Wilmington Trust, 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801, which is 100% owned by Amegy Corporation, a Texas corporation, at the address of Amegy Corporation c/o Corporation Service Company d/b/a CSC-Lawyers Inco, 211 E. 7th Street, Suite 620, Austin, Texas 78701, which is 100% owned by Zions Bancorporation, a Utah corporation, at the address of One South Main Street, 15th Floor, Salt Lake City, Utah 84133-1109.

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EXHIBIT INDEX

Exhibit A*	Stock Purchase Agreement, dated as of February 28, 2012, between Amegy Bank National Association and Infinity Energy Resources, Inc. (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit B*	Investor Rights Agreement, dated April 13, 2012, between Infinity Energy Resources, Inc. and Amegy Bank National Association (filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit C*	Infinity Energy Resources, Inc. Certificate of Designation of Series A Preferred Stock and Series B Preferred Stock (filed as Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on April 19, 2012)

Exhibit D*	Stock Exchange Agreement, dated December 13, 2013, between Infinity Energy Resources, Inc. and Amegy Bank National Association (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 19, 2013)

*	Incorporated herein by reference.